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                           March 30, 2021

       Eric Skolnik
       Chief Financial Officer
       Blonder Tongue Laboratories, Inc.
       One Jake Brown Road
       Old Bridge, New Jersey 08857

                                                        Re: Blonder Tongue
Laboratories, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed March 25,
2021
                                                            File No. 333-254719

       Dear Mr. Skolnik:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Eiko
Yaoita Pyles at 202-551-3587 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Manufacturing